Joseph L. Cannella

Partner

Direct Dial: (212) 561-3633

March 14, 2012

Max A. Webb

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:

Digital Cinema Destinations Corp.

Registration Statement on Form S-1/A

File No. 333-178648, originally filed on Form S-1 amended by

Forms S-1/A, filed on December 20, 2011, January 23, 2012,

February 15, 2012, and March 7, 2012, respectively.

Dear Mr. Webb:

We are counsel to Digital Cinema Destinations Corp., a Delaware corporation (the “Company”). This correspondence is being filed in response to comments contained in your letter of March 13, 2012 relating to the Registration Statement on Form S-1/A (File No. 333-178648) of the Company (the “Registration Statement”). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter. We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.

Outside cover page of the prospectus

1.

Please remove the reference to “Joint Book-Running Managers.”

Response:

The Company acknowledges the Staff’s comment and has discussed this matter with the representatives of the underwriters for the offering. The Company and the representatives of the underwriters believe that identifying the joint book-running managers on the prospectus cover page provides investors with useful and important information. The caption identifies the institutions responsible for building the order book and confirming and delivering the securities, as well as for the overall coordination of the underwriting activities in the offering, including the selection of, and allocation of the securities to, the

Max A. Webb, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2012

initial purchasers of securities. Investors need to know the identity of the institutions to contact for information regarding these and other aspects of the offering process. Without the caption, investors would likely conclude that the bank named on the left was the sole book-running manager for the offering. Furthermore, the Company and the underwriters believe that the inclusion of the caption is consistent with Item 501(b)(8)(i) of Regulation S-K, which requires disclosure on the prospectus cover page of the names of the lead or managing underwriters and an identification of the nature of the underwriting arrangements. For the foregoing reasons, the Company respectfully requests that the Staff not require deletion of the caption “Joint Book-running Managers” from the prospectus cover page.

Prospectus Summary, page 1

Our Company, page 1

2.

Please revise the second sentence of the last paragraph in this section to indicate that you are referring to the six month period (unaudited) ended December 31, 2011 rather than June 30, 2011, or please advise.

Response:

We have corrected this to indicate that we are referring to the six months ended December 31, 2011.

Pro Forma Combined Statements of Operations, page 25 and 26

3.

We have reviewed your description of your general and administrative expenses on page 36. Pro forma financial information should illustrate only the objectively measurable effects of a transaction while excluding effects of how historical management practices may or may not have changed as a result of that transaction. Although management may envision that the company could have successfully managed and operated both Lisbon and Cinema Supply for the periods presented with no increase in the historical general and administrative expenses of the company, we would consider this assumption to be a projection and not an objective of Article 11 of Regulation S-X. For that reason, it is our view that the historical general and administrative expenses of the acquirees should not be reduced or eliminated from your pro forma income statements. We will not object if you wish to discuss the actions that management intends to take subsequent to these acquisitions in accompanying footnotes. You may also quantify the anticipated impact of these actions upon general and administrative expenses in your footnote. Please revise accordingly.

Max A. Webb, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

March 14, 2012

Response:

We have adjusted the pro forma statements of operations to include the historical general and administrative expenses of Lisbon Cinema and Cinema Supply, in the pro forma combined numbers. We have adjusted footnote (7) to quantify the anticipated impact of our intention to not incur these expenses going forward, and to include the anticipated impact of incremental staffing-related general and administrative expenses that we expect to incur as a result of the offering and the acquisitions.

*    *   *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By: /s/ Joseph L. Cannella

            Joseph L. Cannella